<DOCUMENT>
<TYPE>EX-2.7
<SEQUENCE>10
<FILENAME>centricsboardminutes
<TEXT>

BOARD OF DIRECTORS OF
CENTRICS HOLDINGS CORPORATION
(formerly NuMed Home Health Care, Inc.)

    A Special Meeting of the Board of Directors was held at the Company's headquarters on December 9, 2003. The Chairman of the Board called the Special Meeting to order.

    The Chairman then provided a copy of the Master Roll Up Agreement relating to the acquisition of White Knight Publications, Inc as well as the acquisition of various securities.

    Following much discussion, a motion was made, seconded and it was thereafter

RESOLVED that the President and Chief Executive Officer is empowered to executed the Master Roll Up Agreement and shall take all steps necessary to effect the purposes therein contained.

    There being no further business to come before the Board, the Special Meeting was adjourned.

s/s JOHN STANTON
Chairman of the Board of Directors

s/s MARK CLANCY
Director

</TEXT>
</DOCUMENT>